SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
(RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
(Amendment No.                     1                    )1
CITIGROUP INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
172967101
(CUSIP Number)
Dec 31, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1 (b)
☑ Rule 13d-1 (c)
☐ Rule 13d-1 (d)
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	172967101	13G	Page	2	of	7 Pages

1	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Government of Singapore Investment Corporation Pte. Ltd. (None)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,120,954,028

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,120,954,028

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,120,954,028

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	3.9%

12	TYPE OF REPORTING PERSON*

	CO
* SEE INSTRUCTIONS BEFORE FILING OUT !

CUSIP No.	172967101	13G	Page	3	of	7 Pages

1	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Government of Singapore (None)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,087,807,517

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,087,807,517

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,087,807,517

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	3.8%

12	TYPE OF REPORTING PERSON*

	OO
* SEE INSTRUCTIONS BEFORE FILING OUT !

Item 1(a). Name of Issuer
Citigroup Inc.
Item 1(b). Address of Issuers’ Principal Executive Offices
Citigroup Inc.
399 Park Avenue
New York NY10043
United States
Item 2(a). Name of Person Filing
I	Government of Singapore Investment Corporation Pte. Ltd.

II	Government of Singapore
Item 2(b). Address of Principal Business Office

I		168, Robinson Road
#37-01, Capital Tower
Singapore 068912

II	c/o	Government of Singapore Investment Corporation Pte. Ltd.
168, Robinson Road
#37-01, Capital Tower
Singapore 068912
Item 2(c). Citizenship
     I & II Singapore
Item 2(d). Title of Class of Securities
     Common stock
Item 2(e). CUSIP Number
     172967101
Item 3. If this statement is filed pursuant to Rules 13d-I (b) or 13d-2(b) or (c), check whether the person filing is a
     Not applicable. This statement is filed pursuant to Rule 13d-1(c).

Item 4(a), (b) and (c). Ownership
     The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares
	No of
	Securities					Percent
	Beneficially	Power to Vote		Power to Dispose		of
Reporting Person	Owned	Sole	Shared(1)	Sole	Shared(1)	Class(2)
Government of Singapore Investment Corporation Pte. Ltd.	1,120,954,028	0	1,120,954,028	0	1,120,954,028	3.9%

Government of Singapore	1,087,807,517	0	1,087,807,517	0	1,087,807,517	3.8%

Total (3) (all Reporting Persons)	1,120,954,028	0	1,120,954,028	0	1,120,954,028	3.9%

(1)	The Government of Singapore Investment Corporation Pte. Ltd. shares power to vote and power to dispose of the 1,087,807,517 securities beneficially owned by it with the Government of Singapore, shares power to vote and dispose of the 33,146,511 securities beneficially owned by it with the Monetary Authority of Singapore.

(2)	The percentage holding of each Reporting Person is calculated by dividing the number of securities beneficially owned by each Reporting Person by the sum of 28,483,267,290 shares of the Issuer’s common stock outstanding as of December 31, 2009 (as reported in the Issuer’s 8-K filing on 19 Jan 2010).

(3)	The reporting persons disclaim membership in a group.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     Not applicable.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Material to be filed as exhibits
Power of Attorney by Minister for Finance, Singapore dated 5 March 1998
(Incorporated by reference to Exhibit No 1 to Schedule 13G, dated March 23, 1998 regarding SPDR Trust Series 1)

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02 Feb 2010	Government of Singapore Investment
Date	Corporation Pte. Ltd.

	by	/s/ Celine Loh	/s/ Lim Eng Kok

		Celine Loh	Lim Eng Kok
		Senior Vice President	Vice President

Government of Singapore
By Government of Singapore Investment
Corporation Pte. Ltd., its attorney-in-fact

	by	/s/ Celine Loh	/s/ Lim Eng Kok

		Celine Loh	Lim Eng Kok
		Senior Vice President	Vice President